Vinci Partners Press Release APRIL 29 2021	Exhibit 99.1

VINCI PARTNERS REAL ESTATE INDUSTRIAL DEVELOPMENT FUND (VFDL) ANNOUNCES FIRST CAPITAL DEPLOYMENT

Rio de Janeiro, April 29, 2021 -- Vinci Partners Investments Ltd. ("Vinci Partners, "the Company," "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today the first acquisition for Vinci Fulwood FII, or VFDL, Vinci Partners’ Real Estate new industrial development strategy.

VFDL has closed the acquisition of a 30% stake in a development project for the new industrial site “Extrema Business Park – Block III”, located in the city of Extrema, Minas Gerais. With this acquisition, the fund has deployed approximately 20% of its first capital raising in March 2021, which totaled R$ 381 million in capital commitments. The strategy aims to raise up to R$800 million through additional offerings.

Leandro Bousquet, partner and Head of Real Estate for Vinci Partners, said, “We completed the acquisition of a one-of-a-kind project for industrial properties. “Extrema Business Park – Block III” is located close to one of the most demanded logistic locations in Brazil, with direct access to São Paulo, the biggest consumption market in Brazil. The other two blocks are fully leased to excellent profile tenants, reassuring the quality of the project. This is the first acquisition of what we believe to be an excellent group of assets we have in the pipeline for VFDL.”

About Vinci Partners Real Estate

Vinci Partners’ Real Estate strategy is primarily focused on the acquisition of core, income-generating assets through public real estate funds (REITs). Our Real Estate strategy invests across various sub-strategies including shopping malls, industrial and logistics, offices, and financial instruments related to real estate assets. The Real Estate segment also manages opportunistic development funds.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks,

Vinci Partners Press Release APRIL 29 2021

uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240